SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release of November 20, 2009 – Announcement of the increase and decrease of share capital with increase and decrease of the nominal value of shares.

Press Release of November 23, 2009 – Information pursuant to Article 4 Para. 2F of Law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies.

Press Release of December 4, 2009 – Announcement of trading date of new ordinary shares resulting from exercise of stock options.

Press Release of December 21, 2009 – Announcement of renewal of Revolving Credit Facility.

Press Release of January 25, 2010 – Announcement of Financial Calendar of 2010.

Press Release of February 4, 2010 – Results for the Year Ended 31 December 2009 (IFRS).

Coca-Cola Hellenic

announces the increase and decrease of its share capital with increase and decrease of the nominal value of its shares

Athens, Greece - 20 November 2009 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announces that the Extraordinary General Meeting of its shareholders dated 16 October 2009 resolved on the increase of the Company’s share capital by an amount of Euro 548,111,772 through capitalization of reserves by increasing the nominal value of each share by Euro 1.50, i.e. from Euro 0.50 to Euro 2 per share, as well as the decrease of the Company’s share capital, by an amount of Euro 548,111,772 through the decrease of the nominal value of each share by an amount of Euro 1.50, i.e. from Euro 2.00 to Euro 0.50 per share and return of an equal amount of capital to the shareholders in cash.

Following the abovementioned decrease, the Hellenic’s share capital amounts to Euro 182,703,924, divided into 365,407,848 ordinary registered shares, of a nominal value of Euro 0.50 each.

The Ministry of Economy, Competitiveness & Shipping by virtue of its decision No K2-11161 12/11/2009 approved the amendment of the relevant article of the Company’s Articles of Association. The Board of Directors of the Athens Exchange in its meeting dated November 19th, 2009 was informed on the increase and decrease of the nominal value of the Company’s shares and the capital return effected through a cash payment of Euro 1.50 per share to the Company’s shareholders.

Following the above, as of November 25th, 2009 the shares of the Company will be traded in the Athens Exchange with the new nominal value of Euro 0.50 per share and without the right to participate in the capital return of Euro 1.50 per share.

From the same date, the starting price of the Company’s shares in the Athens Exchange will be adjusted according to the Athens Exchange Regulation and Decision No 26 of the Athens Exchange Board of Directors as currently in force.

Beneficiaries of the capital return are the shareholders who are registered with the registry of the Central Depository System as of November 27th, 2009. The date of payment of the capital return will be December 2nd, 2009 and will be effected through the bank National Bank of Greece which shall pay the respective amount as follows:

1.               To the Operators of the shareholders’ shares (custodians — brokers), if such right has been granted to them.

2.               By crediting the respective amount to their account with the bank National Bank of Greece if the shareholders have appointed such bank as the operator in the Central Depository System.

3.               Directly through the branches’ network of the bank National Bank of Greece to the shareholders who have revoked the authorization from their Operator to collect the return of capital amount, or whose shares are kept at the Special Account of the HELEX, or whose shares are kept in non-show shareholders registries.

For the cash collection through National Bank of Greece branches’ network it is necessary to present an identification card and a print-out of the data of the Code Number of the Shareholders’ Registry in the Central Depository System. The collection of the capital return by any third party can only be effected following the presentation of an authorization-proxy, which should include the full details of the shareholder, as well as the details of the person authorized (name, surname, father’s name, Identity Card number and Tax Registration number), accompanied by a certification of the shareholder’s signature by a Police department or any other competent Authority. Following the lapse of a twelve-month period starting from the date of payment, that being December 3rd, 2010, the capital return in cash will be paid solely by the Company’s Head Office (9 Fragokklissias str, Marousi).

For any further information the shareholders may contact the Investor Relations Department of the Company (Tel. +30 210 6183 208, +30 210 6183 106).

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com
European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It  has  broad  geographic  reach  with  operations  in  28  countries  serving  a  population  of  approximately  560  million  people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005

REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY

PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND

FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — 23 November 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company), makes this announcement in connection with the exercise in November 2009 of stock options by employees (and former employees) of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings  of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 113 employees of the Group (81 of which are employees or former employees of the Company’s foreign affiliates). Out of those employees, 14 persons (10 of which are employees or former employees of the Company’s foreign affiliates) exercised stock options by written notice to the Company’s Board of Directors.  The offering was made with respect to an aggregate of 2,804,561 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 131,227 options were actually exercised and an equal number of shares was issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 15,058,311 as per the table mentioned below under item 3. Out of these options, 5,753,707 are currently in force (i.e. they have neither been exercised or forfeited), of which 2,673,334 options have already vested and the others will vest in stages until December 11, 2011.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	17.06		11.37		16,998	193,267.26
2.	22.11.2001	13.12.2001	14.68		9.79		20,544	201,125.76
3.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
4.	22.11.2001	13.12.2001	14.53		9.69		18,687	181,077.03
5.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
6.	06.06.2003	15.12.2003	16.76	**	11.17		0.00	0.00
7.	06.06.2003	03.12.2004	18.63	**	12.42		12,000	149,040.00
8.	17.06.2005	02.12.2005	23.30	**	15.53		62,998	978,358.94
9.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
10.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
11.	17.06.2005	13.12.2006	28.06	**	18.71		0.00	0.00
12.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
13.	17.06.2005	20.06.2008	—		24.54	**	0.00	0.00
14.	17.06.2005	11.12.2008	—		11.36	**	0.00	0.00
Total:							131,227	1,702,868.99

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

4.             The payment of the share capital increase of the Company was completed on 9 November 2009 and was certified by virtue of a decision of the Company’s Board of Directors dated 10 November 2009. The Ministry of Economy, Competitiveness and Shipping proceeded to the registration of the share capital increase and of the certification of its payment with the Companies Registry (Decision number K2-11705/16.11.2009).

5.             The share capital of the Company was increased by EUR 65,613.50 whereas the share premium account was increased by EUR 1,637,255.49. As a result, the share capital of the Company amounts to EUR 182,769,537.50 and is divided into 365,539,075 ordinary shares of a nominal value of EUR 0.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Exchange.

The persons responsible for the accuracy of the information related to the Stock Option Plan is Mrs. Sarah Robinson, Director Rewards & Corporate HR Business Partnership, tel.: +30 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com). Further information may be obtained from Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312.

ENQUIRIES

Company contacts:
Coca-Cola Hellenic George Toulantas Director Investor Relations	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN Sarah Robinson Director Rewards & Corporate HR Business Partnership	Tel: +30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Group Compensation and Benefits Manager	Tel: +30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has  broad  geographic  reach  with  operations  in  28  countries  serving  a  population  of  approximately  560  million  people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting

from exercise of stock options

Maroussi, Greece — 4 December 2009 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that on December 8th, 2009, a total of 131,227 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €65,613.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies, as well as by former employees.

The share capital of the Company now amounts to €182,769,537.50 divided into 365,539,075 shares with a nominal value of €0.50 each.

The new 131,227 shares have been distributed to a total of 14 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	17.06		11.37		16,998	193,267.26
2.	22.11.2001	13.12.2001	14.68		9.79		20,544	201,125.76
3.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
4.	22.11.2001	13.12.2001	14.53		9.69		18,687	181,077.03
5.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
6.	06.06.2003	15.12.2003	16.76	**	11.17		0.00	0.00
7.	06.06.2003	03.12.2004	18.63	**	12.42		12,000	149,040.00
8.	17.06.2005	02.12.2005	23.30	**	15.53		62,998	978,358.94
9.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
10.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
11.	17.06.2005	13.12.2006	28.06	**	18.71		0.00	0.00
12.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
13.	17.06.2005	20.06.2008	—		24.54	**	0.00	0.00
14.	17.06.2005	11.12.2008	—		11.36	**	0.00	0.00
Total:							131,227	1,702,868.99

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined based on the decisions of the General Meeting of the Company’s shareholders dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was adjusted as a result of the decision of the General Meeting of the Company’s shareholders to issue bonus shares, dated 15 October 2007.

(**) Denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 10 November 2009, in accordance with the resolutions of the General Meetings listed above. The Ministry of Economy, Competitiveness and Shipping has registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-11705/16.11.2009.

The Board of Directors of the Athens Exchange approved on December 3rd, 2009 the commencement of trading of the 131,227 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on December 8th, 2009. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com

INQUIRIES:

Company contacts: Coca-Cola Hellenic George Toulantas Director Investor Relations	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN Sarah Robinson Director Rewards & Corporate HR Business Partnership	Tel : +30 210 61 83 175 email : sarah.robinson@cchellenic.com

Vassilis Fragoulis Group Compensation and Benefits Manager	Tel: +30 210 61 83 312 email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It  has  broad  geographic  reach  with  operations  in  28  countries  serving  a  population  of  approximately  560  million  people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic announces renewal of Revolving Credit Facility

Maroussi — 21 December 2009 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic) announces the successful closing of a new 3-year Revolving Credit Facility for an amount of EUR 500,000,000 with a syndicate of 12 banks.

The Borrower under the new facility is Coca-Cola HBC Finance B.V. and the new facility is fully guaranteed by Coca-Cola Hellenic and Coca-Cola HBC Finance Plc. The new facility replaces Coca-Cola Hellenic’s existing EUR 600,000,000 Revolving Credit Facility which was signed on August 1, 2005. The new facility can be used for general corporate purposes.

The 12 Mandated Lead Arrangers of the new facility are Alpha Bank, Bank of America, Bank of Ireland, Citi, Credit Suisse, Deutsche Bank, ING Bank, Intesa Sanpaolo, National Bank of Greece, Raiffeisen Zentralbank, Société Générale and The Royal Bank of Scotland.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It  has  broad  geographic  reach  with  operations  in  28  countries  serving  a  population  of  approximately  560  million  people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the Financial Calendar of 2010

Athens, Greece — 25 January 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today the Financial Calendar of 2010 according to article 4.1.4.3.1 of the Athens Stock Exchange Regulation:

Thursday, February 4, 2010 — Conference call with financial analysts on Full Year 2009 Financial results

Monday, March 29, 2010 - Publication of Audited Full Year 2009 Financial Results

Monday, June 21, 2010 - Annual General Meeting of Shareholders

Wednesday, June 23, 2010 - Ex-dividend Date

Friday, June 25, 2010 — Date of Determination of Dividend Beneficiaries

Thursday, July 1, 2010 - Dividend Payment Date

Coca-Cola Hellenic will timely announce further information on the issue of dividend payment.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It  has  broad  geographic  reach  with  operations  in  28  countries  serving  a  population  of  approximately  560  million  people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009 (IFRS)

FULL YEAR 2009 HIGHLIGHTS

•                  Operating cash flow net of capital expenditure of €546 million for 2009, an increase of €284 million compared to 2008.

•                  Volume of 2,069 million unit cases, 2% below 2008 (excluding the results of Socib S.p.A., volume of 2,010 million unit cases, 5% below 2008). Net sales revenue of €6,544 million, 6% below 2008.

•                  On a comparable basis operating profit (EBIT) of €651 million, 1% below 2008.

•                  On a comparable basis, net profit of €437 million, 3% above 2008, and earnings per share of €1.20, 3% above 2008.

FOURTH QUARTER 2009 HIGHLIGHTS

•                  Volume of 452 million unit cases, 8% below the prior year period (on a like-for-like selling day basis and excluding the results of Socib S.p.A., volume of 423 million unit cases, 8% below the prior year period). Net sales revenue of €1,393 million, 12% below the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €60 million, 1% above the prior year period.

•                  On a comparable basis, net profit of €26 million compared to €2 million in the prior year period, and earnings per share of €0.07 compared to nil in the prior year period.

Note: For the definition of comparable basis refer to ‘Reconciliation of Reported to Comparable financial indicators’ below.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“In a year of significant external challenges, we have successfully adapted our business to near-term economic realities, whilst maintaining our long-term focus on market leadership. This enabled a strong cash flow performance, resulting in a return of capital to shareholders and a more efficient capital structure.

We remain cautious on near-term trading conditions as we continue to witness weak consumer sentiment, with purchasing power affected by the difficult economic environment. We will therefore continue our focus on identifying cost efficiencies, reducing working capital and further strengthening our market positions. This gives us confidence to drive continued strong cash flow generation. We therefore issue guidance of approximately €1.5 billion free cash flow to be generated over the three year period ending 2012. Concurrently, we will continue to manage our business for the long-term, focusing on identifying new growth opportunities.”

Reconciliation of Reported to Comparable financial indicators

Group Financial Results 2009	Full year			Fourth quarter
(numbers in € million except per share data)	EBIT(1)	Net profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported results	638.8	399.2	1.09	62.9	3.1	—
Restructuring costs	44.9	38.8	0.11	20.2	17.3	0.05
Non-recurring items	(32.8)	(20.9)	(0.06)	(22.8)	(14.2)	(0.04)
Special tax in Greece(3)	—	19.8	0.06	—	19.8	0.06
Comparable results	650.9	436.9	1.20	60.3	26.0	0.07

(1)	Operating profit or EBIT refers to profit /(loss) before tax excluding finance income / (costs) and share of results of equity method investments.
(2)	Net profit attributable to owners of the parent.
(3)	Additional one-off tax resulting from the ‘Extra Contribution of Social Responsibility by the Large Companies’ that was enacted by the Greek Government in December 2009.

In order to enhance the comparability and understanding of the Company’s financial information, items of an exceptional nature are eliminated from reported financial indicators to arrive at a comparable basis.

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs, non-recurring items and the special tax levied in Greece and include the results of Socib S.p.A. which was acquired in December 2008. Non-recurring items in 2009 relate to insurance payments received in respect of damage sustained at our Nigerian operation in 2008. Non-recurring items in 2008 consist of the impairment charges recorded on certain tangible and intangible assets. Also refer to the explanatory notes to the financial statements for further information.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable earnings per share €1.20 in the full year 2009, 3% above the prior year. Unit case volume declined 8% in the quarter, cycling 6% growth in the prior year period. This result was positively impacted by the results of the southern Italian bottling operations of Socib S.p.A. (“Socib”). For the full year 2009, excluding the results of Socib, the Company estimates that unit case volume declined by approximately 5%, cycling 5% growth in 2008. Excluding Socib and the negative effect of four fewer selling days versus the prior year period, unit case volume in the fourth quarter declined 8%.

In the fourth quarter, volume continued to be adversely impacted by difficult trading conditions across a large part of our territory. A number of our markets continue to experience depressed consumer sentiment, rising levels of unemployment and pressure on real wages, resulting in reduced consumer spending in the non-alcoholic ready-to-drink category. Volume performances are highly regionalised across our country portfolio, with trading conditions in our established countries exhibiting more resilience than our developing and emerging market segments. These adverse underlying trends have been partly offset by the realisation of cost savings.

Excluding the results of Socib, sparkling beverages volume declined by 4% in the full year, following a 3% decline in sales of the Coca-Cola trademark and a high-single digit decline in sales of Fanta and Sprite. Volume in the combined water and still beverage category declined 5%, with a low-single digit decline in water and low double digit decline in the juice. The decline in water was partly mitigated by solid gains in Italy where outlet distribution of Fonti del Vulture products was increased. Nigeria also posted strong gains in water volume, reflecting a strong performance of our Eva branded water in the country. Lower juice volume primarily reflects significantly reduced consumer spending in the category in Russia as well as lower juice volumes in Nigeria following the loss of production capacity from fire damage sustained to one of our plants in December 2008. Despite a decline in the total non-alcoholic ready-to-drink beverage category across Coca-Cola Hellenic’s territory, effective marketing programmes and strong outlet execution enabled overall market share gains in the full year.

Net sales revenue for the full year declined by approximately 6%, driven by a 4.5% decrease in volume and 7.5% negative currency impact, partly offset by a 2.5% increase from pricing and mix and 3.5% positive contribution from the Socib acquisition. Comparable operating income for the full year decreased by 1%, reflecting lower volumes, negative channel and package mix and significant unfavourable currency movements partly offset by the benefit of the Socib acquisition, increased pricing, lower commodity costs and the realisation of cost efficiencies. The Socib acquisition contributed approximately 5% of growth to comparable operating profit in the full year.

Coca-Cola Hellenic realised cost savings of approximately €140 million in 2009 (compared with an earlier estimate of €120 million), reflecting the benefit of various operating expense and restructuring initiatives. This, combined with a lower cost of goods sold, contributed to improved operating margins, on a comparable basis, of approximately 50 basis points in 2009. In 2009, the Company incurred pre-tax restructuring costs of €44.9 million. These restructuring activities are expected to deliver an annualised benefit of approximately €50 million from 2010 onwards (compared with an estimate of €40 million earlier), of which approximately €20 million has already been realised in 2009. Coca-Cola Hellenic will continue to focus on implementing cost reduction and productivity initiatives as part of an ongoing effort to support the competitiveness and efficiency of its operations. A focus on improved working capital management, combined with lower capital investment supported strong cash generation in the year, resulting in an increase in free cash flow of €284 million in 2009, to €546 million for the full year.

On 1 January 2010, the Company’s SAP ‘Wave 2’ initiative was rolled-out in Italy, Greece, Bulgaria and Cyprus. This follows the implementation of a pilot SAP programme in the Czech Republic and Slovakia in 2008, where we are leveraging the software to yield commercial benefits for our organisation. The roll-out of SAP is a multi-year project and is expected to offer a significant competitive advantage for the Company through driving closer functional integration, enhancing our commercial capabilities and raising overall customer service levels.

The table below contains comparable financial results for the Group including and excluding the contribution of Socib.

Group Comparable Financial Results 2009(1) (numbers in € million except volume and per share data)	Group (incl. Socib)	Socib	Group (excl. Socib)
Volume (million unit cases)	2,069.3	59.1	2,010.2
Net Sales Revenue	6,543.6	240.6	6,303.0
Operating Profit (EBIT)	650.9	31.0	619.9
Net Profit(2)	436.9	17.9	419.0
EPS	1.20	0.05	1.15

(1)       Refer to ‘Reconciliation of Reported to Comparable financial indicators’ above.

(2)       Net profit attributable to owners of the parent.

Operational Review by Reporting Segments

Established markets

	Full year	Full year	%	Q4	Q4%
	2009	2008	Change	2009	2008	Change
Volume (million unit cases)	743.2	692.1	7%	162.9	159.4	2%
Net sales revenue (€ million)	2,927.8	2,704.0	8%	634.2	615.6	3%
Operating profit / (loss) (EBIT in € million)	297.6	79.6	>100%	27.4	(158.0)	n/a
Comparable operating profit (EBIT in € million)	327.6	255.6	28%	37.1	18.0	>100%

•                  Excluding the contribution of Socib, unit case volume in the established markets segment declined by 4% in the quarter, partly reflecting the impact of four less selling days, and declined by 1% in the full year.

•                  Volume in Greece was flat in the fourth quarter and declined by 1% in 2009. The full year volume performance reflects lower tourism levels over the key summer selling period and deteriorating economic conditions over the course of the year. We expect trading conditions in Greece to remain challenging throughout 2010, following the implementation of planned government austerity measures aimed at reducing high existing public debt levels in Greece.

•                  Excluding the contribution of Socib, unit case volume in Italy declined in the low-single digits in the fourth quarter, and grew by 2% in 2009. The full year result reflects a stable volume performance in the sparkling beverage category, mid-single digit growth in the water category and double-digit growth in the juice category, following further expansion of the Amita juice trademark. In the year we achieved market share gains in the non-alcoholic ready-to-drink category in Italy. We are pleased with the ongoing integration of Socib, with strong realised pricing and optimisation of plant infrastructure contributing to margin expansion in the country.

•                  Volume in Ireland declined in the high-single digits in the fourth quarter and by 4% in 2009. Significant rainfall in the south and west of Ireland in November disrupted our operations in the country, adversely impacting our volume performance in the quarter. For the full year, highly challenging economic conditions and reduced discretionary incomes adversely impacted consumer confidence and spending. However, cost saving initiatives and the early benefits from restructuring activities in the country have supported a strong profit recovery in Ireland in 2009.

•                  Established markets contributed €328 million to the Group’s comparable EBIT in 2009 (28% above the prior year) and €37 million for the fourth quarter (>100% above the comparable prior year period). Socib contributed approximately 23% and 12% of comparable operating profit growth in the fourth quarter and full year, respectively. For both periods under review, operating profit growth reflected increased pricing, the realisation of cost savings, lower raw material costs and a slight currency benefit (in Northern Ireland), which collectively more than offset negative package and channel mix.

Developing markets

	Full year	Full year	%	Q4	Q4%
	2009	2008	Change	2009	2008	Change
Volume (million unit cases)	388.3	406.6	-5%	84.0	96.4	-13%
Net sales revenue (€ million)	1,149.1	1,348.4	-15%	237.9	293.8	-19%
Operating profit (EBIT in € million)	86.3	118.6	-27%	2.8	15.7	-82%
Comparable operating profit (EBIT in € million)	97.0	118.6	-18%	12.2	15.7	-22%

•                  Unit case volume in the developing markets segment declined by 13% in the fourth quarter of 2009, cycling strong growth of 11% in the comparable prior year period and partly reflecting four less selling days in the quarter. Unit case volume declined 5% in 2009, cycling 6% growth in the prior year period.

•                  Net sales revenue declined 19% in the quarter and 15% in 2009, reflecting lower volumes, adverse product mix and a double-digit negative impact from currencies, partially offset by positive pricing.

•                  Volume in Poland declined in the double-digits in the fourth quarter, cycling double-digit growth last year. For the full year, volume declined by 2% with mid-single digit declines in the sparkling and ready-to-drink tea categories, only partly offset by double-digit growth in the juice category following successful innovation under the Cappy trademark.

•                  Volume in Hungary declined in the double-digits in the quarter and declined by 5% in the full year. Consumer confidence and spending behaviour in the country continues to be adversely impacted by the imposition of new taxes and other austerity measures, rising unemployment and declining real wages.

•                  Developing markets contributed €97 million to the Group’s comparable EBIT for the full year (18% below the prior year) and €12 million for the fourth quarter (22% below the comparable prior year period). Coca-Cola Hellenic’s profit performance in this segment in 2009 reflects the effect of lower volumes, adverse mix and significant unfavourable currency movements, particularly in Poland and Hungary. These effects have only been partly offset by a reduction in operating costs, increased pricing and lower commodity costs.

Emerging markets

	Full year	Full year	%	Q4	Q4%
	2009	2008	change	2009	2008	Change
Volume (million unit cases)	937.8	1,016.8	-8%	205.4	236.3	-13%
Net sales revenue (€ million)	2,466.7	2,928.3	-16%	521.0	682.1	-24%
Operating profit / (loss) (EBIT in € million)	254.9	256.4	-1%	32.7	(2.6)	n/a
Comparable operating profit (EBIT in € million)	226.3	285.2	-21%	11.0	26.2	-58%

•                  Unit case volume in the emerging markets segment declined by 13% in the fourth quarter of 2009, cycling growth of 5% in the comparable prior year period and partly reflecting the impact of four less selling days. Unit case volume declined 8% in 2009, cycling 6% growth in the prior year period.

•                  Net sales revenue declined by 24% in the fourth quarter and 16% in the full year, reflecting a double-digit negative currency impact and negative channel mix, partly offset by higher pricing.

•                  Volume in Russia declined by double-digits in the fourth quarter and by 13% in 2009. The highly challenging economic environment in Russia negatively impacted consumer demand in Russia throughout 2009. However, a strong system focus on continued effective marketing investment and strong outlet execution enabled the Company to achieve another year of market share gains in the non-alcoholic ready-to-drink category in 2009.

•                  Unit case volume in Nigeria increased by 2% in the fourth quarter, cycling double-digit growth in the prior year period. For the full year, volume grew 6% reflecting solid growth in the sparkling and water categories, partly offset by a significant decline in the juice category following the loss of production capacity from fire damage sustained at the Company’s Benin plant late last year. Full commercial production has been resumed and the Company is supporting a strong expected recovery in the juice category with new product and packaging innovation.

•                  Unit case volume in Romania declined in the double-digits in the fourth quarter and by 12% in 2009. The economic environment in the country continues to remain highly challenging with unemployment rising. We continue to have a positive long-term view of the Romanian market with our investments focused on driving improvements in operating efficiency and supporting future growth. In the quarter we opened a new combined heat and power and a state-of-the art, fully automated High-Bay warehouse at our Ploieşti production facility in Romania.

•                  Unit case volume in Ukraine declined in the double-digits in the fourth quarter and by 7% in 2009. A rapid deterioration in economic conditions in the country in the second half of the year has resulted in a sharp decline in consumer sentiment and spending in immediate consumption channels. For the full year, declines in the sparking, water and ready-to-drink categories, were only partly offset by solid double-digit growth in the juice category. Following the launch of the Dobry and Rich juice brands in late 2008, we have already captured 9% market share in the juice category and continue to gain share in the total non-alcoholic ready-to-drink beverage category.

•                  The emerging markets segment contributed €226 million to the Group’s comparable EBIT for the full year (21% below the prior year) and €11 million for the fourth quarter (58% below the comparable prior year period). In both periods under review, the benefit of higher pricing and lower operating costs only partially offset the lower volumes, higher one-off production and warehousing costs from disruptions to the supply of our juice products in Nigeria, negative mix and material adverse currency movements.

Business Outlook

The  rapid  global  economic  deterioration  over  the  past  18  months  resulted  in  a  highly  challenging  operating  environment  for Coca-Cola Hellenic. Through the early implementation of planned strategic actions, the Company was able to respond quickly to a rapidly deteriorating trading environment. This was demonstrated through a number of initiatives taken to reduce Coca-Cola Hellenic’s cost base, strengthen its market positions and further build brand equity across its product portfolio. This success was evidenced by Coca-Cola Hellenic’s strong cash flow generation in 2009 and market share gains in the non-alcoholic ready-to-drink category.

We continue to witness challenging trading conditions across several of our markets reflecting an ongoing difficult economic environment. We expect the timing of the economic recovery to vary across our markets. While consensus estimates indicate economic growth may return in 2010, we expect growth in the non-alcoholic ready-to-drink category to lag this GDP growth. We expect trading conditions in the first half of 2010 to remain highly challenging, as consumer confidence continues to be depressed in several of our countries. As a consequence, and due to operational leverage, comparable operating profit performance is expected to be more weighted towards the second half of the year.

A combined system focus on effective brand marketing and promotional programmes and quality outlet execution will continue to support our goal of achieving further share gains in the non-alcoholic ready-to-drink beverage category. We will remain focused on delivering improved operational excellence and building customer-centric capabilities to continue winning in the market place. In particular, we are planning to roll-out the SAP ‘Wave 2’ technology in further countries, which is expected to offer a significant competitive advantage for Coca-Cola Hellenic in the long-run.

In terms of costs, raw materials are expected to remain stable (rate and currency impact combined), with overall foreign exchange movements expected to provide a slight benefit to operating profit in 2010. We will also continue to maintain a tight focus on driving productivity improvements and reducing operating costs. In addition, restructuring initiatives already undertaken in 2009 are expected to deliver an annualised benefit of approximately €50 million from 2010 onward (with €20 million of this already having been realised in 2009). With an ongoing commitment to managing the business for growth, we plan to reinvest realised marketing spend savings in 2009 over the next three years.

An ongoing Group-wide focus on better working capital management, the availability of sufficient production capacity over the medium-term and planned improvement in operating profit is expected to support continued strong cash flow generation over the current three-year business planning cycle. In the three-year period ending 2012, cumulative net capital expenditure is expected to be approximately €1.4 billion and free cash flow (operating cash flow net of capital expenditure) is expected to be approximately €1.5 billion. Generated cash will be available for value enhancing investment opportunities that offer attractive long-term returns to our shareholders.

In addition, the Company’s strong cash flow generation is expected to support dividends within a payout ratio that has historically been 20-30% of comparable net income, with annual dividend per share increases. In addition, Coca-Cola Hellenic continues to benefit from a robust capital structure and good liquidity with no bond refinancing commitments until 2011.

Group Financial Review

	Full year
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	2,069.3	2,115.5	-2%
Net sales revenue	6,543.6	6,980.7	-6%
Cost of goods sold	(3,905.5)	(4,169.6)	-6%
Gross profit	2,638.1	2,811.1	-6%
Total operating expenses	(1,999.3)	(2,356.5)	-15%
Comparable operating expenses(1)	(1,987.2)	(2,151.7)	-8%
Operating profit (EBIT)	638.8	454.6	+41%
Comparable operating profit (EBIT)(1)	650.9	659.4	-1%
Adjusted EBITDA(2)	1,019.3	1,039.0	-2%
Comparable adjusted EBITDA(1),(2)	1,021.2	1,039.0	-2%
Net profit attributable to owners of the parent	399.2	227.6	+75%
Comparable net profit attributable to owners of the parent(1)	436.9	424.0	+3%
Basic earnings per share (in euro)	1.09	0.62	+76%
Comparable basic earnings per share (in euro) (1)	1.20	1.16	+3%

	Fourth quarter
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	452.3	492.1	-8%
Net sales revenue	1,393.1	1,591.5	-12%
Cost of goods sold	(847.4)	(977.6)	-13%
Gross profit	545.7	613.9	-11%
Total operating expenses	(482.8)	(758.8)	-36%
Comparable operating expenses(1)	(485.4)	(554.0)	-12%
Operating profit (EBIT)	62.9	(144.9)	n/a
Comparable operating profit (EBIT)(1)	60.3	59.9	+1%
Adjusted EBITDA(2)	162.5	161.2	+1%
Comparable adjusted EBITDA(1),(2)	154.5	161.2	-4%
Net profit attributable to owners of the parent	3.1	(194.8)	n/a
Comparable net profit attributable to owners of the parent(1)	26.0	1.6	>100%
Basic earnings per share (in euro)	—	(0.53)	n/a
Comparable basic earnings per share (in euro) (1)	0.07	0.00	>100%

(1)          Refer to ‘Reconciliation of Reported to Comparable financial indicators’ above.

(2)          We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets, non-recurring and other non-cash items.

Net sales revenue

Net sales revenue per unit case decreased by approximately 4% in 2009 and 5% in the fourth quarter of 2009, both versus the comparable prior year periods. On a currency neutral basis, net sales revenue per unit case for the Group increased by approximately 4% in 2009 and 2% in the fourth quarter of 2009, compared to the respective prior year periods. Net sales revenue per unit case for the emerging and established market segments increased in 2009 by approximately 6% and 1% respectively, while for the developing market segment remained flat, in each case, on a currency neutral basis.

Cost of goods sold

Cost of goods sold decreased by 6% during 2009 and by 13% during the fourth quarter of 2009, in each case versus the comparable prior year periods. Cost of goods sold per unit case decreased by 4% during 2009 and by 6% during the fourth quarter of 2009, in each case versus the comparable prior year periods, reflecting reduced raw material costs, various cost saving initiatives and currency benefits.

Gross profit

Gross profit margins remained at 40.3% in 2009, yet increased from 38.6% in the fourth quarter of 2008 to 39.2% in the fourth quarter of 2009. On a unit case basis, gross profit decreased by approximately 4% in 2009 and 3% in the fourth quarter of 2009, in each case versus the comparable prior year periods, largely reflecting negative currency movements. On a currency neutral basis, gross profit per unit case increased by 3% in 2009 and 2% in 2009 and the fourth quarter of 2009, respectively, in each case, versus the comparable prior year periods.

Operating expenses

Total comparable operating expenses decreased by 8% in 2009 and by 12% for the fourth quarter of 2009, in each case versus the comparable prior year periods. For the full year, the decrease in comparable operating expenses reflects the impact of ongoing cost saving initiatives and an operating cost benefit from currency movements.

Operating profit (EBIT)

Comparable operating profit decreased by 1% to €651 million in 2009 versus €659 million in 2008. Comparable operating profit for the fourth quarter of 2009 was €60 million, 1% above the prior year period. Socib contributed approximately 5% of growth to operating profit in the fourth quarter of 2009. For the full year, positive pricing along with reduced input and operating costs were offset by negative currency movements and negative channel mix, compared to the prior year period. The Group’s comparable operating margin increased significantly in the fourth quarter to 4.3% and by 50 basis points for the full year of 2009 to 9.9%, in each case, versus the comparable prior year periods.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for 2009 was approximately 22% versus 20% in the prior year period. The Company’s effective tax rate varies quarterly based on the mix of taxable profits and deductible expenses across its territories.

On 10 December 2009, the Greek Government introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. As a result, the Company recorded a tax charge of €19.8 million in 2009 which increased its reported effective tax rate by 3% to approximately 25% in 2009. On the basis of current legislative framework this special additional tax is not expected to recur in subsequent years.

Net profit

On a comparable basis, net profit was €437 million in 2009, representing an increase of 3% over the prior year period. For the fourth quarter of 2009 comparable net profit increased to €26 million from €2 million in the fourth quarter of 2008, driven by lower finance costs.

Cash flow

Cash flow generated from operating activities increased by €120 million to €997 million in 2009, versus €877 million in 2008. Cash flow from operating activities net of capital expenditure was €546 million for 2009, compared to €262 million in the comparable prior year period.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets, including principal repayments of finance lease obligations and excluding any receipts from the Company’s insurers in respect of fire damage sustained at the Company’s Nigerian operation in 2008, amounted to €451 million in 2009, compared to €615 million in the prior year period.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the full year and fourth quarter of 2009 financial results on 4 February 2010 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2010 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2009 € million	As at 31 December 2008 € million
Assets
Intangible assets	4	1,874.1	1,918.0
Property, plant and equipment	4	2,961.3	2,994.2
Other non-current assets		212.9	228.2
Total non-current assets		5,048.3	5,140.4

Inventories		425.1	475.5
Trade and other receivables		1,091.4	1,181.3
Cash and cash equivalents	5	232.0	724.6
Total current assets		1,748.5	2,381.4
Total assets	3	6,796.8	7,521.8

Liabilities
Short-term borrowings	5	307.0	921.3
Other current liabilities		1,335.6	1,353.3
Total current liabilities		1,642.6	2,274.6

Long-term borrowings	5	2,100.6	1,893.3
Other non-current liabilities		457.7	423.1
Total non-current liabilities		2,558.3	2,316.4

Equity
Owners of the parent		2,493.2	2,840.7
Non-controlling interests		102.7	90.1
Total equity		2,595.9	2,930.8
Total equity and liabilities		6,796.8	7,521.8

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated income statement (unaudited)

	Note	Year ended 31 December 2009 € million	Year ended 31 December 2008 € million
Net sales revenue	3	6,543.6	6,980.7
Cost of goods sold		(3,905.5)	(4,169.6)
Gross profit		2,638.1	2,811.1

Operating expenses		(1,987.2)	(2,151.7)
Impairment of intangible assets	6	—	(189.0)
Restructuring costs	7	(44.9)	—
Non-recurring items	7	32.8	(15.8)
Total operating expenses		(1,999.3)	(2,356.5)

Operating profit (EBIT)	3	638.8	454.6

Finance income		9.4	16.9
Finance costs		(82.2)	(125.3)
Finance costs (net)	8	(72.8)	(108.4)

Share of results of equity investments		(1.9)	0.1

Profit before tax		564.1	346.3

Tax	9	(142.5)	(106.4)

Profit after tax		421.6	239.9

Attributable to:
Owners of the parent		399.2	227.6
Non-controlling interests		22.4	12.3
		421.6	239.9

Basic and diluted earnings per share (€)	10	1.09	0.62

Volume (million unit cases)	3	2,069.3	2,115.5

Adjusted EBITDA (€ million)	3	1,019.3	1,039.0

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated statement of comprehensive income (unaudited)

	Year ended 31 December 2009 € million	Year ended 31 December 2008 € million
Net profit for the period	421.6	239.9

Other comprehensive income:
Available-for-sale financial assets:
Valuation losses during the period	(0.1)	(7.7)
Valuation losses / (gains) reclassified to profit and loss for the period	6.5	(4.8)
Cash flow hedges:
(Losses) / gains during the period	(6.4)	14.4
(Gains) / losses reclassified to profit and loss for the period	(9.7)	1.3
Foreign currency translation	(79.5)	(289.2)
Share of other comprehensive income of equity method investments	(0.7)	(2.2)
Income tax relating to components of other comprehensive income	3.2	(1.2)
Other comprehensive income for the period, net of tax	(86.7)	(289.4)
Total comprehensive income for the period	334.9	(49.5)

Total comprehensive income attributable to:
Owners of the parent	315.1	(56.3)
Non-controlling interests	19.8	6.8
	334.9	(49.5)

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated income statement (unaudited)

	Note	Three months to 31 December 2009 € million	Three months to 31 December 2008 € million
Net sales revenue	3	1,393.1	1,591.5
Cost of goods sold		(847.4)	(977.6)
Gross profit		545.7	613.9

Operating expenses		(485.4)	(554.0)
Impairment of intangible assets	6	—	(189.0)
Restructuring costs	7	(20.2)	—
Non-recurring items	7	22.8	(15.8)
Total operating expenses		(482.8)	(758.8)

Operating profit / (loss) (EBIT)	3	62.9	(144.9)

Finance income		2.0	2.4
Finance costs		(17.0)	(33.2)
Finance costs (net)	8	(15.0)	(30.8)

Share of results of equity investments		(4.4)	0.9

Profit / (loss) before tax		43.5	(174.8)

Tax	9	(30.3)	(19.6)

Profit / (loss) after tax		13.2	(194.4)

Attributable to:
Owners of the parent		3.1	(194.8)
Non-controlling interests		10.1	0.4
		13.2	(194.4)

Basic and diluted earnings / (loss) per share (€)	10	—	(0.53)

Volume (million unit cases)	3	452.3	492.1

Adjusted EBITDA (€ million)	3	162.5	161.2

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated statement of comprehensive income (unaudited)

	Three months to 31 December 2009 € million	Three months to 31 December 2008 € million
Net profit for the period	13.2	(194.4)

Other comprehensive income:
Available-for-sale financial assets:
Valuation losses during the period	(0.7)	(4.7)
Valuation losses reclassified to profit and loss for the period	2.3	—
Cash flow hedges:
Gains during the period	4.2	13.2
Losses / (gains) reclassified to profit and loss for the period	0.3	(0.1)
Foreign currency translation	11.4	(342.0)
Share of other comprehensive income of equity method investments	0.2	(2.3)
Income tax relating to components of other comprehensive income	(1.0)	(2.7)
Other comprehensive income for the period, net of tax	16.7	(338.6)
Total comprehensive income for the period	29.9	(533.0)

Total comprehensive income attributable to:
Owners of the parent	19.5	(528.1)
Non-controlling interests	10.4	(4.9)
	29.9	(533.0)

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated statement of changes in equity (unaudited)

	Attributable to owners of the Parent
	Share Capital € million	Share Premium € million	Treasury Shares € million	Exchange Equalisation Reserve € million	Other Reserves € million	Retained Earnings € million	Total € million	Non- controlling Interests € million	Total Equity € million
Balance as at 1 January 2008	181.9	1,644.7	—	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	—	9.3	—	9.3	—	9.3
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by non-controlling interests in Croatia	—	—	— —	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)
Total comprehensive income for the period, net of tax(1)	—	—	—	(285.9)	2.0	227.6	(56.3)	6.8	(49.5)
Balance as at 31 December 2008	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses relating to the share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
Total comprehensive income for the period, net of tax(2)	—	—	—	(77.6)	(6.5)	399.2	315.1	19.8	334.9
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9

(1) The amount included in the exchange equalisation reserve of €285.9 million loss for 2008 represents the exchange losses attributed to the owners of the parent of €283.7 million plus the share of equity investments of €2.2 million loss.

The amount included in other reserves of €2.0 million income for 2008 represents movements relating to the available-for-sale and the cash flow hedges reserves of €12.5 million loss and €15.7 million income respectively, net of deferred income tax amounting to €1.2 million.

The amount of €6.8 million income included in non-controlling interests for 2008 represents the share of non-controlling interests in the exchange equalisation reserve of €5.5 million loss and in retained earnings of €12.3 income.

(2) The amount included in the exchange equalisation reserve of €77.6 million loss for 2009 represents the exchange loss attributed to the owners of the parent of €76.9 million plus the share of equity investments of €0.7 million loss.

The amount included in other reserves of €6.5 million loss for 2009 represents movements relating to the available-for-sale and the cash flow hedges reserves of €6.4 million income, of which €0.1 million represents revaluation losses for the year and €6.5 million represents income from revaluation losses reclassified to profit and loss for the year, and €16.1 million loss, of which €6.4 million represents losses for the year and €9.7 million represents income reclassified to the profit and loss for the year respectively net of deferred income tax amounting €3.2 million income.

The amount of €19.8 million income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6 million loss and in the retained earnings of €22.4 million income.

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2009 € million	Year ended 31 December 2008 € million
Operating activities
Operating profit		638.8	454.6
Depreciation of property, plant and equipment	4	360.7	365.4
Amortisation and adjustments to intangible assets	4	6.9	4.9
Employee share options		6.4	9.3
Impairment of intangible assets	6	—	189.0
Non-recurring items		—	15.8
Losses on available-for-sale financial assets transferred from equity		6.5	—
		1,019.3	1,039.0

Losses / (gains) on disposal of non-current assets		10.5	(12.3)
Decrease in inventories		39.1	0.7
Decrease / (increase) in trade and other receivables		30.1	(130.1)
(Increase) / decrease in trade payables and other liabilities		(12.5)	109.8
Tax paid		(89.3)	(129.8)
Cash flow from operating activities		997.2	877.3

Investing activities
Payments for purchases of property, plant and equipment		(383.9)	(590.5)
Payments for purchases of intangible assets		(0.5)	(3.9)
Proceeds from sale of property, plant and equipment		18.2	42.7
Proceeds from sale of trademarks and other intangible assets		—	35.0
Interest received		10.5	16.8
Net payments for investments		(4.7)	(35.3)
Net receipts from / (payments for) acquisitions		17.5	(225.3)
Net cash used in investing activities		(342.9)	(760.5)

Financing activities
Return of capital to shareholders		(546.3)	—
Payments of expenses related to the share capital increase		(6.0)	—
Payments relating to share buy-back	11	(16.6)	—
Proceeds from shares issued to employees exercising stock options		1.8	21.1
Net (decrease) / increase in borrowings		(308.2)	705.6
Principal repayments of finance lease obligations		(85.3)	(67.5)
Interest paid		(75.1)	(133.6)
Net dividend paid		(107.6)	(102.8)
Net cash (used in) / from financing activities		(1,143.3)	422.8

(Decrease) / increase in cash and cash equivalents		(489.0)	539.6

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		724.6	197.0
(Decrease) / increase in cash and cash equivalents		(489.0)	539.6
Effect of changes in exchange rates		(3.6)	(12.0)
Cash and cash equivalents		232.0	724.6

The notes on pages 20 to 28 are an integral part and should be read in conjunction with these condensed consolidated financial statements.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended  31 December 2008, except that the following new or revised accounting standards and interpretations have been implemented in 2009: International Financial Reporting Standard (‘IFRS’) 8, Operating Segments; revision of International Accounting Standard (‘IAS’) 23, Borrowing Costs; International Financial Reporting Interpretations Committee (‘IFRIC’) 13, Customer loyalty programmes; revision of IAS 1, Presentation of Financial Statements; amendment to IAS 27, Consolidated and Separate Financial Statements; and the amendment to IFRS 2, Share-Based Payment. None of these new or revised accounting standards and interpretations have had a material impact on the current or prior periods.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2008 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

Coca-Cola Hellenic believes that the euro is its most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the year.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the year ended		Closing as at
	31 December 2009	31 December 2008	31 December 2009	31 December 2008
US dollar	1.40	1.48	1.44	1.42
UK sterling	0.89	0.80	0.90	0.97
Polish zloty	4.34	3.55	4.15	4.20
Nigerian naira	206.76	176.81	213.71	200.84
Hungarian forint	279.86	252.60	272.70	265.98
Swiss franc	1.51	1.58	1.49	1.50
Russian rouble	44.18	36.69	43.33	41.37
Romanian leu	4.23	3.69	4.21	3.99
Ukrainian hryvnia	10.92	7.75	11.47	10.86

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three months ended		Full year ended
	31 December 2009	31 December 2008	31 December 2009	31 December 2008
Volume in unit cases (million)
Established countries	162.9	159.4	743.2	692.1
Developing countries	84.0	96.4	388.3	406.6
Emerging countries	205.4	236.3	937.8	1,016.8
Total volume	452.3	492.1	2,069.3	2,115.5
Net sales revenue (€ million)
Established countries	634.2	615.6	2,927.8	2,704.0
Developing countries	237.9	293.8	1,149.1	1,348.4
Emerging countries	521.0	682.1	2,466.7	2,928.3
Total net sales revenue	1,393.1	1,591.5	6,543.6	6,980.7
Adjusted EBITDA (€ million)
Established countries	59.7	45.2	425.7	369.8
Developing countries	26.8	36.0	165.0	193.5
Emerging countries	76.0	80.0	428.6	475.7
Total adjusted EBITDA	162.5	161.2	1,019.3	1,039.0
EBIT (€ million)
Established countries	27.4	(158.0)	297.6	79.6
Developing countries	2.8	15.7	86.3	118.6
Emerging countries	32.7	(2.6)	254.9	256.4
Total EBIT	62.9	(144.9)	638.8	454.6
Reconciling items (€ million)
Finance costs (net)			(72.8)	(108.4)
Share of results of equity method investments			(1.9)	0.1
Taxation			(142.5)	(106.4)
Non-controlling interests			(22.4)	(12.3)
Profit for the period attributable to owners of the parent			399.2	227.6

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.         Segmental analysis (continued)

	As at
	31December 2009	31 December 2008
Total assets (€ million)
Established countries	3,512.1	3,390.0
Developing countries	1,059.1	1,081.0
Emerging countries	2,421.2	2,724.6
Corporate / intersegment receivables	(195.6)	326.2
Total assets	6,796.8	7,521.8

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2009	2,994.2	1,918.0
Additions	370.0	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(2.2)
Arising on prior year acquisitions	30.1	(30.9)
Assets held for sale classified back to property, plant and equipment	5.3	—
Classified to assets held for sale	(1.4)
Disposals	(24.0)	—
Depreciation / amortisation	(360.7)	(4.7)
Foreign exchange differences	(52.2)	(6.6)
Closing net book value as at 31 December 2009	2,961.3	1,874.1

5.                          Net debt

	As at
	31December 2009 € million	31 December 2008 € million
Long-term borrowings	2,100.6	1,893.3
Short-term borrowings	307.0	921.3
Cash and cash equivalents	(232.0)	(724.6)
Net debt	2,175.6	2,090.0

The net debt position of the Company increased by €85.6 million during 2009 compared to 31 December 2008. This was largely due to the €548.1 million capital return payment that took place in the fourth quarter of 2009, which more than offset the reduction in net debt from the free cash flow generation of the Company. The capital return payment was partly funded by available cash and partly by a new €300 million 7-year bond issue, which also accounts for the major part of the increase in long-term borrowings compared to 31 December 2008. Additionally, in the first quarter of 2009, the Company repaid its €350.0 million 3-year Euro-denominated bond, which contributed to the reduction of short-term borrowings and cash. The outstanding commercial paper balance, also reported as part of short-term borrowings, was reduced to €189.5 million at 31 December 2009, compared with €391.0 million at 31 December 2008.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

6.                          Intangible assets impairment

The Company conducts a test for impairment in goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. In 2008 the test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired. As a result, a non-cash impairment charge of €189.0 million was recognised in the fourth quarter of 2008, reducing the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0 million related to the Company’s Irish operations and €13.0 million related to the Fresh & Co. juice business in Serbia. No impairment was indicated from the impairment test of 2009.

7.                          Restructuring costs and non-recurring items

Restructuring costs amounted to €44.9 million before tax in 2009 and €20.2 million before tax in the fourth quarter of 2009. The Company recorded €29.9 million, €10.8 million and €4.2 million of restructuring charges in its established, developing and emerging markets, respectively, during 2009, of which €9.6 million, €9.5 million and €1.1 million were recorded in the fourth quarter.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. During the full year of 2009, €32.8 million was received from the Company’s insurers, of which €22.8 million was received in the fourth quarter of 2009.

8.                          Net finance costs

	Full year Ended
	31 December 2009 € million	31 December 2008 € million
Interest expense	78.5	118.6
Net foreign exchange translation losses	3.7	6.7
Interest income	(9.4)	(16.9)
Total net finance costs	72.8	108.4

	Three months Ended
	31 December 2009 € million	31 December 2008 € million
Interest expense	17.0	27.5
Net foreign exchange translation losses	—	5.7
Interest income	(2.0)	(2.4)
Total net finance costs	15.0	30.8

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

9.                          Tax

The Company’s effective tax rate can differ from the Greek statutory tax rate (25% for 2009) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the statutory tax rates of the countries in which the Company operates range from 0%-31% and thus differ significantly from the Greek statutory tax rate.

On 10 December 2009 the Greek Government introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. This newly enacted Greek law (Law 3808/2009) provides for a special additional tax on the parent company’s 2008 total net income for tax purposes in excess of €5 million. As a result, the Company recorded a tax charge of €19.8 million in 2009. On the basis of current legislative framework this special additional tax is not expected to recur in subsequent years.

As a result of the special additional tax in Greece the effective tax rate was increased by 3% to approximately 25% for 2009 (2008: 31%).

10.                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (2009 full year: 364,868,713; 2009 fourth quarter: 364,290,316; 2008 full year: 364,848,049 and 2008 fourth quarter: 365,402,097). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

11.                   Share capital

During 2009, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issue of the shares were €1.8 million.

After the above change, the share capital amounts to €182.8 million and is divided into 365,539,075 shares with a nominal value of €0.50 each.

Recapitalisation (Capital return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1 million to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1 million, through the capitalization of reserves and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital would be returned to the shareholders in cash.

Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

11.      Share capital (continued)

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s current capitalisation, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, at its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2009, 1,111,781 shares had been purchased pursuant to the share buy-back programme for a total value of €16.6 million, bringing the shares in circulation to 364,427,294. No further shares were purchased up to 4 February 2010.

12.                   Dividends

The shareholders approved a dividend of €0.28 per share (totalling €102.3 million), for the year ended 31 December 2008, at the Annual General Meeting of Shareholders that was held on 18 June 2009. A portion of €40.9 million of the total dividend was accrued as of 31 December 2008, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €61.4 million was recorded in shareholders equity in the second quarter of 2009 as an appropriation of retained earnings.

The dividend is subject to a 10% withholding tax in accordance with Article 18 of Law 3697/2008 and the dividend payment commenced on 29 June 2009.

The statutory minimum dividend of €41.6 million in respect of 2009 has been recorded as a liability under ‘Other current liabilities’.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

13.                   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of € 2.8 million was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

14.                   Employee numbers

The average number of full-time equivalent employees for 2009 was 44,231 (2008: 47,641).

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

15.                   Related party transactions

a) The Coca-Cola Company (‘TCCC’)

As at 31 December 2009, TCCC indirectly owned 23.3% (2008: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the full year and the fourth quarter amounted to €1,283.6 million and €267.4 million respectively (€1,390.9 million and €273.5 million in the respective prior-year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €56.9 million and €22.5 million respectively (€45.8 million and €20.8 million in the prior-year periods). The Company sold items of property, plant and equipment to TCCC and recorded a gain of €0.2 million in the full year and a loss of €0.3 million in the fourth quarter of 2009 (€1.4 million and €1.3 million income in the respective prior-year periods). The Company sold €20.5 million and €5.8 million of finished goods and raw materials to TCCC during the full year and the fourth quarter of 2009 (€11.7 million and €6.9 million in the prior-year periods). Other income from TCCC during the full year and the fourth quarter of 2009 was €19.4 million and €3.8 million respectively (€21.1 million and €5.5 million in the prior-year periods) and other expenses totalled €1.5 million for the full year and nil the fourth quarter of 2009 (€2.5 million and €1.5 million in the prior-year periods).

As at 31 December 2009, the Company had a total amount of €64.2 million (€106.8 million as at 31 December 2008) due from TCCC, and had a total amount of €125.1 million (€160.0 million as at 31 December 2008) due to TCCC.

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles, crowns and plastics. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by Kar-Tess Holding S.A. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

The Group made purchases of €58.8 million and €10.9 million during the full year and the fourth quarter of 2009 (€117.5 million and €15.9 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.3 million and €1.3 million respectively for the full year and the fourth quarter of 2009 (€5.8 million and €2.6 million in the prior-year periods). Other income from Frigoglass during the full year and the fourth quarter of 2009 was €0.7 million and €0.2 million respectively (nil in the prior-year periods). As at 31 December 2009, Coca-Cola Hellenic owed €3.6 million (€12.2 million as at 31 December 2008) to, and was owed €4.7 million (€1.8 million as at 31 December 2008) by Frigoglass.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

15.      Related party transactions (continued)

c) Other related parties

The Group purchased €82.1 million and €6.3 million of raw materials and finished goods for the full year and the fourth quarter of 2009 (€118.3 million and €5.4 million in the prior-year periods) and fixed assets of €0.6 million and nil for the full year and the fourth quarter of 2009 from other related parties (€3.2 million and €0.1 million in the prior-year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.5 million and €0.2 million for the full year and the fourth quarter of 2009 (€0.8 million in the prior year periods). Further, the Group incurred other expenses of €4.0 million and €0.8 million for the full year and the fourth quarter of 2009 (€3.0 million and nil in the prior-year periods) and recorded income of €0.7 million and €0.3 million for the full year and the fourth quarter of 2009 from other related parties (€0.7 million and €0.4 million in the prior-year periods). As at 31 December 2009, the Group owed €4.5 million (€5.6 million as at 31 December 2008) to, and was owed €1.8 million (€3.9 million as at 31 December 2008) by other related parties.

There have been no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration.

There are no other significant transactions with related parties for the period ended 31 December 2009.

Volume by country for 2009, 2008 and 2007

Million unit cases	2009	2008	% change 2009 vs 2008	2007	% change 2008 vs 2007
Established Markets
Austria	77.2	82.7	- 7%	86.6	- 5%
Cyprus	17.3	17.3	—	15.5	+ 12%
Greece	161.5	163.4	- 1%	159.8	+ 2%
Italy (excl. Socib S.p.A.)	271.2	265.6	+ 2%	257.4	+ 3%
Socib	59.1	2.8	> 100%	—	n/a
Total Italy	330.3	268.4	+ 23%	257.4	+ 4%
Republic of Ireland and Northern Ireland	76.5	79.8	- 4%	80.1	—
Switzerland	80.4	80.5	—	79.2	+ 2%
Total	743.2	692.1	+ 7%	678.6	+ 2%
Total (excl. Socib S.p.A.)	684.1	689.3	- 1%	678.6	+ 2%

Developing Markets
Baltics	21.4	27.6	- 22%	27.7	—
Croatia	28.4	30.0	- 5%	29.2	+ 3%
Czech Republic	54.3	56.7	- 4%	58.4	- 3%
Hungary	87.3	91.8	- 5%	88.4	+ 4%
Poland	167.7	171.4	- 2%	151.9	+ 13%
Slovakia	22.5	22.4	—	20.5	+ 9%
Slovenia	6.7	6.7	—	5.8	+ 16%
Total	388.3	406.6	- 5%	381.9	+ 6%

Emerging Markets
Armenia	5.8	6.5	- 11%	5.2	+ 25%
Belarus	19.6	20.7	- 5%	18.3	+ 13%
Bosnia and Herzegovina	17.1	16.6	+ 3%	15.0	+ 11%
Bulgaria	64.2	71.4	- 10%	62.6	+ 14%
FYROM	8.8	9.3	- 5%	11.7	- 21%
Moldova	4.4	5.9	- 25%	6.5	- 9%
Nigeria	175.8	165.9	+ 6%	149.8	+ 11%
Romania	174.1	198.0	- 12%	178.9	+ 11%
Russia	299.7	346.2	- 13%	351.7	- 2%
Serbia and Montenegro	74.6	75.5	- 1%	67.0	+ 13%
Ukraine	93.7	100.8	- 7%	91.6	+ 10%
Total	937.8	1016.8	- 8%	958.3	+ 6%

Total Coca-Cola Hellenic	2,069.3	2,115.5	- 2%	2,018.8	+ 5%
Total Coca-Cola Hellenic (excl. Socib S.p.A.)	2,010.2	2,112.7	- 5%	2,018.8	+ 5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: February 11, 2010